UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sharps Compliance Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

820017101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 820017101

1.	Names of Reporting Persons Goodman Financial Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint filing pursuant to Rule 13d –1 (k)(l)

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 883,449

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 883,449

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,449

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 820017101

1.	Names of Reporting Persons Steven R. Goodman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint filing pursuant to Rule 13d –1 (k)(l)

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 883,449

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 883,449

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 883,449

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Sharps Compliance Corp.
	(b)	Address of Issuer’s Principal Executive Offices 9220 Kirby Drive, Suite 500, Houston, Texas 77054

Item 2.
(a)

Name of Person Filing
Goodman Financial Corp.

Steven R. Goodman

Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

	(b)	Address of Principal Business Office of each of the Persons Specified in 2(a) 5177 Richmond Ave., Suite 700, Houston, TX 77056
	(c)	Citizenship Goodman Financial Corp. – Texas corporation Steven R. Goodman – U.S.A.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 820017101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	*An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	*A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Goodman Financial Corp. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.  Steven R. Goodman is the President, Chief Investment Officer, and majority shareholder of Goodman Financial Corp. (Mr. Goodman is joining in this filing on Schedule 13G pursuant to Rule 13d-1(k)(l)).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 883,449
(b) Percent of class: 5.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 883,449
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 883,449

Goodman Financial Corp. has been granted discretionary dispositive power over its clients’ securities and has voting power with respect to such securities; however, each of our clients could call his or her custodian and trade securities for his or her own account.  In addition, any and all discretionary authority that has been delegated by our clients to Goodman Financial Corp may be revoked in whole or in part at any time upon thirty (30) days with written notice.

Mr. Goodman is joining this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Goodman Financial Corp. as a result of his President and Chief Investment Officer positions with, and his majority stock ownership in, Goodman Financial Corp. See Item 8.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Neither Goodman Financial Corp. nor Mr. Goodman serves as custodian of the assets of any of Goodman Financial Corp.’s clients; accordingly, in each instance, only the client or client’s custodian has the right to receive dividends paid with respect to proceeds from the sale of such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities is vested in the clients for which Goodman Financial Corp. serves as investment adviser.  Any and all discretionary authority that has been delegated to Goodman Financial Corp. may be revoked in whole or in part at any time with thirty (30) days written notice.

Not more than 5% of the class of such securities of the issuer is owned by any one of such clients subject to the discretionary investment advice of Goodman Financial Corp.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group

Goodman Financial Corp. a Texas corporation, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.  Mr. Goodman is President and Chief Investment Officer of Goodman Financial Corp. and beneficially owns a controlling percentage of its outstanding voting securities.  Mr. Goodman is joining in this Schedule 13G because, as a result of his position with and ownership of securities of Goodman Financial Corp. Mr. Goodman could be deemed to have voting and/or investment power with respect to the shares of the waiver beneficially owned by Goodman Financial Corp.  Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Goodman of his control or power to influence the control of Goodman Financial Corp. or beneficial ownership of the shares of the issuer beneficially owned by Goodman Financial Corp.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below the undersigned (i) certifies that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business of Goodman Financial Corp. and were not acquired for the purpose  of and do not have the effect of changing or influencing the control of the issuer of such of Goodman Financial Corp. securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/9/2017
Date
/s/ Charlotte M. Jungen
Signature
Charlotte M. Jungen, Chief Compliance Officer
Name/Title

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Sharps Compliance Corp., and this Agreement to be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 9th day of February, 2017.

/s/ Charlotte M. Jungen
Charlotte M. Jungen
Chief Compliance Officer

/s/ Steven R. Goodman
Steven R. Goodman
President and Chief Investment Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).